SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     Franklin Credit Management Corporation
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    353487101

                                 (CUSIP Number)








Check the following box if a fee is being paid with this statement |X|.


                                Page 1 of 7 Pages

                                                                    SCHEDULE 13G

CUSIP No. 353487101                                            Page 2 of 7 Pages
- --------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Frank B. Evans
- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)

                                                             (b)
- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
- --------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      922,031 shares of Common Stock
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       Not applicable
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         922,031 shares of Common Stock
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         Not Applicable
- --------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         922,031 shares of Common Stock, $.01 par value
- --------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|
- --------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         16.7%
- --------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  IN
- --------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Franklin Credit Management Corporation (the "Company")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Six Harrison Street, New York, New York  10013

ITEM 2(A).        NAME OF PERSON FILING:

                  Frank B. Evans

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The principal business office of Frank B. Evans is Six Harrison Street, New York, NY 10013.

ITEM 2(C).        CITIZENSHIP:

                  United States of America

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value  (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  353487101

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable

ITEM 4.           OWNERSHIP.

                  Frank B. Evans:

                  (a) Amount beneficially owned: 922,031 shares of Common
                      Stock(1)

                  (b) Percent of class:  16.7%(2)
- --------


(1)      Does not include 5,225 shares  beneficially owned by Mr. Evans' father,
         Frank  Evans,   with  respect  to  which  shares  Mr.  Evans  disclaims
         beneficial ownership.



(2) Based upon approximately 5,520,121 shares of Common Stock reported to be outstanding on July 12, 1996.

                  (c) Number of shares as to which such person has:

                               (i)   Sole power to vote or to direct the vote:
                               922,031 shares of Common Stock

                               (ii)  Shared power to vote or to direct the vote:
                               Not applicable

                               (iii) Sole power to dispose or to direct the disposition of: 922,031 shares of Common Stock

                               (iv) Shared power to dispose or to direct the disposition of: Not applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON BEHALF OF ANOTHER
                     PERSON.

                  Not applicable


ITEM 7.           IDENTIFICATION  AND  CLASSIFICATION  OF  THE  SUBSIDIARY WHICH
                     ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10.          CERTIFICATION.

                  Not applicable

                                    SIGNATURE
                                    ---------


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: September 9, 1996


                                        /s/  Frank B. Evans
                                        ---------------------------------------
                                        Frank B. Evans